EXHIBIT 99.1


                  [THE DIALOG CORPORATION PLC LETTERHEAD]

 News Announcement
 For Immediate Release

                         DIALOG CORPORATION CHANGES
                  NASDAQ NATIONAL MARKET SYMBOL TO "DIAL"

                         - CHANGE EFFECTIVE TODAY -

 Cary, NC and London, England - April 27, 1999: The Dialog Corporation plc ("Dialog") (NASDAQ:DIAL; LSE:DLG), a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, today announced that effective with the commencement of Nasdaq trading today, Tuesday, April 27th, the Company's Nasdaq National Market trading symbol has changed to "DIAL" from "DIALY."

 The symbol change is in keeping with recent revisions in Nasdaq's trading symbol procedures for foreign-based companies. Dialog requested the change in order to simplify trading and obtaining stock quotations as well as to more closely align Dialog's trading symbol with the four-letter symbols of the majority of Nasdaq National Market-traded companies.

 THE DIALOG CORPORATION PLC

 The Dialog Corporation plc (http://www.dialog.com) is a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. Dialog provides a range of technologies and services for Internet and intranet-based knowledge management and eCommerce applications. The company's InfoSort indexing technology is widely perceived to offer an industry standard for information categorisation, while the DIALOG, DataStar and Profound range of products and services provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares
 (ADS) are traded on NASDAQ under the symbol "DIAL" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

 CONTACTS:

 Kristian Talvitie, U.S. Investor Relations   kristian_talvitie@dialog.com
 212/381-1824

 Julia Morton, U.K. Investor Relations        julia_morton@dialog.com
 011-44-171-930-6900

 Tracey Johnston, Corporate PR Manager        tracey_johnston@dialog.com
 011-44-171-930-6900

 David C. Collins/Robert L. Rinderman           dial@jcir.com
 Jaffoni & Collins Incorporated
 212/835-8500

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